SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

13-4994650
(State of incorporation if not a national bank)	(I.R.S. employer identification No.)

1111 Polaris Parkway Columbus, Ohio	43271
(Address of principal executive offices)	(Zip Code)

Thomas F. Godfrey

Vice President and Assistant General Counsel

JPMorgan Chase Bank, National Association

1 Chase Manhattan Plaza, 25th Floor

New York, NY 10081

Tel: (212) 552-2192

(Name, address and telephone number of agent for service)

CAPITAL ONE AUTO RECEIVABLES, LLC

CAPITAL ONE AUTO FINANCE TRUST 2005-A

(Exact name of obligor as specified in its charter)

DELAWARE	31-1750007
DELAWARE	51-6565036
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification No.)

140 E. Shore Drive, Room 1052-D Glen Allen, VA	23059

Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE	19890
(Address of principal executive offices)	(Zip Code)

ASSET BACKED NOTES

(Title of the indenture securities)

GENERAL

Item 1.	General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with the Obligor and Guarantors.

If the obligor or any guarantor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.	List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1. A copy of the Articles of Association of JPMorgan Chase Bank, N.A. (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

2. A copy of the Certificate of Authority of the Comptroller of the Currency for the trustee to commence business. (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

3. None, the authority of the trustee to exercise corporate trust powers being contained in the documents described in Exhibits 1 and 2.

4. A copy of the existing By-Laws of the Trustee. (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

5. Not applicable.

6. The consent of the Trustee required by Section 321(b) of the Act. (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority. (see Exhibit 7 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

8. Not applicable.

9. Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, N.A., has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 18th day of March, 2005.

JPMORGAN CHASE BANK, N.A.

By	/s/ ARANKA R PAUL
Aranka R Paul
Assistant Vice President

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2

CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank

of 270 Park Avenue, New York, New York 10017

and Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System,

at the close of business September 30, 2004, in

accordance with a call made by the Federal Reserve Bank of this

District pursuant to the provisions of the Federal Reserve Act.

		Dollar Amounts in Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$19,187
Interest-bearing balances		33,195
Securities:
Held to maturity securities		121
Available for sale securities		53,698
Federal funds sold and securities purchased under agreements to resell
Federal funds sold in domestic offices		33,011
Securities purchased under agreements to resell		82,951
Loans and lease financing receivables:
Loans and leases held for sale		17,558
Loans and leases, net of unearned income	$171,323
Less: Allowance for loan and lease losses	2,382
Loans and leases, net of unearned income and allowance		168,941
Trading Assets		196,355
Premises and fixed assets (including capitalized leases)		5,578
Other real estate owned		101
Investments in unconsolidated subsidiaries and associated companies		94
Customers’ liability to this bank on acceptances outstanding		391
Intangible assets
Goodwill		2,554
Other Intangible assets		5,411
Other assets		42,626
TOTAL ASSETS		$661,772

LIABILITIES
Deposits
In domestic offices		$209,624
Noninterest-bearing	$82,597
Interest-bearing	127,027
In foreign offices, Edge and Agreement subsidiaries and IBF’s		120,503
Noninterest-bearing	$7,003
Interest-bearing	113,500

Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		22,032
Securities sold under agreements to repurchase		96,912
Trading liabilities		107,450
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)		21,794
Bank’s liability on acceptances executed and outstanding		391
Subordinated notes and debentures		12,821
Other liabilities		31,690
TOTAL LIABILITIES		623,217
Minority Interest in consolidated subsidiaries		348

EQUITY CAPITAL
Perpetual preferred stock and related surplus		0
Common stock		1,785
Surplus (exclude all surplus related to preferred stock)		16,954
Retained earnings		20,050
Accumulated other comprehensive income		(582)
Other equity capital components		0
TOTAL EQUITY CAPITAL		38,207

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL		$661,772

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the in- structions issued by the appropriate Federal regulatory authority and is true and correct.

WILLIAM B. HARRISON, JR.	)
JAMES DIMON	)DIRECTORS
LAWRENCE A. BOSSIDY	)